UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

	For Period Ended:	December 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

BROOGE ENERGY LIMITED

Full Name of Registrant

Former Name if Applicable

Opus Tower A, 1002, Business Bay

Address of Principal Executive Office (Street and Number)

Dubai, United Arab Emirates

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Brooge Energy Limited (the “Registrant”) has determined that it is unable to file its Annual Report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”) within the prescribed time period without unreasonable effort or expense for the reasons set forth below.

The Registrant is still in the process of obtaining certain information requested by its independent registered accounting firm in order for such firm to complete its necessary audit procedures. The Registrant has been experiencing ongoing difficulties in accessing the requested information, which has delayed the completion of the audit process. Accordingly, the Registrant requires additional time to complete the procedures relating to its year-end reporting process, including the completion of the Registrant’s audited financial statements for the year ended December 31, 2023.

The Registrant is, therefore, unable to file the Annual Report by April 30, 2024, the prescribed filing date. The Registrant is working diligently to obtain the requested information and complete the necessary work.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Alexander Lawson	345	745 6700
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations expected to be reported for the year ended December 31, 2023 will reflect significant changes from the Registrant’s results of operations for the prior year. As discussed above in Part III, the Registrant has not completed its financial statements for the year ended December 31, 2023, and is therefore unable to provide a reasonable estimate of its results of operations. Accordingly, the Registrant cannot estimate at this time what significant changes, if any, will be reflected in its results of operations for the year ended December 31, 2023 as compared to the Registrant’s results of operations for the prior year.

BROOGE ENERGY LIMITED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 30, 2024	By:	/s/ Alexander Lawson
Alexander Lawson Director of the Board

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